Exhibit 12
STEWART ENTERPRISES, INC.
AND SUBSIDIARIES
Calculation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)
(Unaudited)

	Years Ended October 31,
	2009		2008		2007		2006		2005
Earnings from continuing operations before income taxes	$55,264	(3)	$18,714	(4)	$57,413	(5)	$58,734	(6)	$11,281	(7)(8)

Fixed charges:
Interest charges (1)	22,562		24,253		26,023		30,203		30,793
Interest portion of lease expense (2)	1,524		1,428		1,470		1,604		1,567

Total fixed charges	24,086		25,681		27,493		31,807		32,360

Earnings from continuing operations before income taxes and fixed charges, less capitalized interest	$79,141	(3)	$44,257	(4)	$83,948	(5)	$89,971	(6)	$43,308	(7)(8)

Ratio of earnings to fixed charges	3.29	(3)	1.72	(4)	3.05	(5)	2.83	(6)	1.34	(7)(8)

(1)	Includes capitalized interest expense of $209, $138, $958, $570 and $333 for 2009, 2008, 2007, 2006 and 2005, respectively.

(2)	The interest portion of lease expense is one-third of total lease expense.

(3)	Includes a $20,078 pre-tax net gain on early extinguishment of debt due to fiscal year 2009 debt repurchases, a $3,421 charge related to the estimated probable funding obligation to fund the cemetery perpetual care trust net realized losses, a $380 charge for hurricane related expenses, a $275 charge for separation charges primarily related to the retirement of an executive officer and ($218) of gains on dispositions, net of impairment losses.

(4)	Includes a charge of $2,297 for net expenses related to Hurricanes Katrina and Ike, a charge of $25,952 related to impairment of goodwill, a $13,281 charge related to the estimated probable obligation to fund the cemetery perpetual care trust net realized losses and ($353) of gains on dispositions, net of impairment losses.

(5)	Includes a charge of $2,533 for net expenses related to Hurricane Katrina, a charge of $580 for separation charges related to the July 2005 restructuring of the Company’s divisions and retirement of an executive officer, ($44) of gains on dispositions, net of impairment losses and $677 for the loss on early extinguishment of debt related to the June 2007 senior convertible debt transaction.

(6)	Includes a net recovery of $1,628 related to Hurricane Katrina expenses, business interruption insurance proceeds of $3,169 related to Hurricane Katrina, a charge of $991 for separation charges related to the July 2005 restructuring of the Company’s divisions and retirement of an executive officer and ($153) of gains on dispositions, net of impairment losses.

(7)	Excludes cumulative effect of change in accounting principle of $153,180 (net of a $101,061 income tax benefit).

(8)	Includes a charge of $9,366 for net expenses related to Hurricane Katrina, a charge of $1,507 for separation charges related to the July 2005 restructuring of the Company’s divisions, $1,311 of gains on disposition, net of impairment losses and $32,822 for the loss on early extinguishment of debt related to the 2005 debt refinancings.
     During the periods presented, the Company had no preferred stock outstanding. Therefore, the ratio of earnings to combined fixed charges and preference dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.